UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Helvetic Airways Expands Embraer E2 Fleet with New Order for up to Eight E195-E2 Aircraft Dubai Air Show, UAE, November 17, 2025 – The Swiss Airline Helvetic Airways has placed a new firm order for three Embraer (NYSE: EMBJ / B3: EMBJ3) E195-E2 aircraft, with five additional purchase rights, reinforcing the Swiss carrier’s commitment to modern and sustainable aviation. The first aircraft is scheduled for delivery at the end of 2026. Each E195-E2 will be configured with 134 seats in a single-class layout, featuring modern Recaro seating, offering passengers comfort and efficiency. This latest order will enable Helvetic Airways to grow its E2 fleet from 12 to up to 20 aircraft in the coming years, strengthening its position as a leading European operator of Embraer’s advanced E-Jet family. “We are proud to deepen our partnership with Embraer through this further order for the E2,” said Tobias Pogorevc, CEO of Helvetic Airways. “The E195-E2 is the ideal aircraft for our network, offering exceptional fuel efficiency, low noise emissions, and a high-quality passenger experience. This order supports our modern fleet strategy and sustainability goals while maintaining operational flexibility across Europe. It will also enhance our ability to serve various European customers through our ACMI operations.” Arjan Meijer, President and CEO of Embraer Commercial Aviation, added: “Helvetic Airways continues to demonstrate the versatility and value of the E2 family in European operations. Their decision to expand the E195-E2 fleet is a strong endorsement of the aircraft’s performance, economics, and environmental credentials. We’re proud to support Helvetic’s growth and their role in delivering reliable, efficient service in their main area of wet-lease operations.” Helvetic Airways first ordered the E2 in 2018, with a firm order for 12 E190-E2s, including conversions rights to the E195-E2. The airline currently operates: • Eight E190-E2s • Four E195-E2s • Four E190s • Four E195s The E2 jets are deployed across Helvetic’s scheduled, charter, and wet-lease operations. The airline was also the first to operate the E190-E2 and the E195-E2 E2 aircraft into London City Airport for Swiss International Air Lines, showcasing the aircraft’s steep approach capability and quiet performance. With this latest order, Helvetic Airways continues to lead the way in sustainable regional aviation, leveraging the E2’s advanced technology and passenger appeal. About Embraer Embraer is a global aerospace company headquartered in Brazil, with businesses in Commercial and Executive Aviation, Defense and Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing comprehensive after-sales services and support. Since its founding in 1969, Embraer has delivered over 9,000 aircraft. On average, one Embraer-manufactured aircraft takes off every 10 seconds somewhere in the world, transporting over 150 million passengers annually. Embraer is the leading manufacturer of commercial jets with up to 150 seats and the top exporter of high-value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations